March 20, 2012

VIA EDGAR SUBMISSION

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Sycamore Networks, Inc. Form 10-K for Fiscal Year Ended July 31, 2011 Filed September 21, 2011 Form 8-K Filed February 16, 2012 File No. 000-27273

Dear Mr. Spirgel:

This letter sets forth the response of Sycamore Networks, Inc. (the “Company” or “we” or “our”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated March 6, 2012 to our Vice President of Finance and Administration and Chief Financial Officer, Paul F. Brauneis.  The Company’s responses correspond to the comments as numbered in your letter.

Form 10-K for the fiscal year ended July 31, 2011

2. Summary of Significant Accounting Policies, page 51

Revenue Recognition, page 53

1.
Your multiple elements arrangement disclosure appears to quote accounting literature, but does not provide specific qualitative and quantitative information about your revenue arrangements. Please refer to the guidance in ASC 605-25-50. Provide us with your proposed disclosures.

Response:

In response to the Staff’s comment, we have reconsidered the Company’s disclosure regarding its multiple element arrangements and intend to revise it in future filings as set forth below.  For illustrative purposes, we have set forth below the disclosure contained in our Form 10-K for the fiscal year ended July 31, 2011 as it would be modified, and marked the disclosure to reflect the changes:

Mr. Spirgel
United States Securities and Exchange Commission

Revenue Recognition

The Company sells primarily bundled hardware and software products that function together to deliver the tangible products’ essential functionality (referred to herein collectively as “hardware” products), as well as services related to those hardware products.  Services include maintenance arrangements for the products with terms typically of one year, as well as to a lesser extent, professional services and training services. The Company sells a limited amount of stand-alone software products.

The Company recognizes revenue when all of the following criteria have been met:

•	Persuasive evidence of an arrangement exists. Evidence of an arrangement generally consists of sales contracts or agreements and customer purchase orders;

•
Delivery has occurred. Delivery occurs when title and risk of loss are transferred to the customer or the Company receives written evidence of customer acceptance, when applicable, to verify delivery or performance;

•	Sales price is fixed or determinable. The Company assesses whether the sales price is fixed or determinable based on payment terms and whether the sales price is subject to refund or adjustment; and

•	Collectability is reasonably assured. Collectability is assessed based on the creditworthiness of the customer as determined by credit checks and the customer’s payment history with the Company.

The Company adopted Accounting Standards Update (“ASU”) No. 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”) and ASU No. 2009-14, Software (Topic 985): Certain Revenue Arrangements That Include Software Elements (“ASU 2009-14”) on a prospective basis as of the beginning of fiscal 2011 for new and materially modified arrangements originating on or after August 1, 2010. ASU 2009-14 amends industry-specific revenue accounting guidance for software and software-related transactions to exclude from its scope tangible products containing software components and non-software components that function together to deliver the product's essential functionality.  As a result of adopting the new guidance, nearly all of the Company's products and related services are no longer accounted for under the software revenue recognition rules (ASC 985). ~~Under the new standards, we allocate the total arrangement consideration to each separable element of an arrangement based on the relative selling price of each element. Arrangement consideration allocated to undelivered elements is deferred until delivery of the individual elements.~~

For fiscal 2011 and future periods, pursuant to the guidance of ASU 2009-13, when a sales arrangement contains multiple elements, particularly hardware products and related services, ~~and software and non-software components that function together to deliver the tangible products' essential functionality we allocate~~ revenue is allocated to each element based on a selling price hierarchy, using a relative selling price allocation approach. The selling price for a deliverable is based on our vendor-specific objective evidence (“VSOE”), if available, third-party evidence (“TPE”) if VSOE is not available, or best estimate~~d~~ of selling price (“BESP”) if neither VSOE nor TPE is available. The Company establishes VSOE for its services based on the price charged for each service element when sold separately. The Company is typically not able to determine TPE for its hardware products or services because the Company's various product and service offerings contain a significant level of differentiation and therefore, comparable pricing of competitors' products and services with similar functionality cannot be obtained. The Company determines BESP for products and services based on an assessment of multiple factors, including, but not limited to, pricing practices, customer classes and distribution channels.  We then recognize revenue allocated to ~~on~~ each deliverable in accordance with the four criteria identified above. ~~our policies for product and service revenue recognition.~~ Our multiple

Mr. Spirgel
United States Securities and Exchange Commission

element arrangements typically include both products and services, with maintenance being the most common service element. Maintenance services are delivered over the contractual support period which can vary in length, but typically is twelve months.  In those limited instances where both hardware and stand-alone software products are included in a multiple element arrangement, the hardware and related services and the software and related services are separated and then allocated a pro rata portion of the total transaction value based upon BESP of each of the hardware and software groups, using a relative selling price allocation approach. The hardware group is then accounted for under the ASC 605 guidance described above and the software group is accounted for under the ASC 985 guidance.

For transactions initiated prior to August 1, 2010, revenue for arrangements with multiple elements is accounted for primarily pursuant to ASC 985 because software is considered more than incidental to the functionality of the product~~, such as sales of products that include services~~. The transaction price is allocated to each element using the residual method based on the VSOE of fair value of the undelivered items pursuant to Accounting Standards Codification (“ASC”) Topic 985~~-605~~ - Software ~~- Revenue Recognition~~. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. If VSOE of fair value of one or more undelivered items does not exist, revenue from the entire arrangement is deferred and recognized at the earlier of (i) delivery of those elements or (ii) when fair value can be established unless maintenance is the only undelivered element, in which case, the entire arrangement fee is recognized ratably over the contractual support period.

As a result of the adoption of ASU 2009-13 and ASU 2009-14, revenue for the year ended July 31, 2011, was approximately $0.7 million higher than the revenue that would have been recorded under the prior revenue recognition guidance. The Company entered into a multiple element arrangement that included hardware and stand-alone ~~non-essential~~ software deliverables. The hardware element was delivered during the fiscal year and the ~~non-essential~~ software element was undelivered as of July 31, 2011.  The Company recognized $0.7 million in revenue in fiscal 2011 corresponding to the hardware elements based on BESP and deferred $0.1 million corresponding to the stand-alone software elements. ~~related to this multiple element transaction.~~ Under the prior revenue recognition guidance, the Company would have deferred $0.8 million for this multiple element transaction because the Company does not have VSOE for its software products and the software in this transaction was undelivered. ~~The new guidance does not change the units of accounting.~~

Service revenues include revenue from maintenance, training, and installation services. Revenue from maintenance service contracts is deferred and recognized ratably over the contractual support period. Revenue from training and installation services is recognized as the services are completed or ratably over the service period.

2.
We note your discussion about a multiple element arrangement that included hardware and non-essential software deliverables. You state that under current guidance you, “recognized $0.7 million in revenue and deferred $0.1 million related to this multiple element transaction. Under the prior revenue recognition guidance the Company would have deferred $0.8 million of this multiple element transaction.” In this regard, since the non-essential software deliverables continue to be accounted for under the previous software recognition guidance, tell us why you believe the accounting is different for this multiple element arrangement.

Response:

This multiple element arrangement, which was entered into in the second quarter of fiscal 2011, included stand-alone software and related service deliverables within the scope of ASC 985, as well as hardware containing software essential to the tangible product's functionality and related service deliverables within the scope of ASC 605. The arrangement consideration was allocated to the hardware deliverables and the

Mr. Spirgel
United States Securities and Exchange Commission

software deliverables, each as a group, based on the best estimate of selling price of the group as described in ASC 605-25-15-3A. After allocating a portion of the consideration to the software group, the Company used the separation and allocation guidance in ASC 985 to further allocate the software group consideration to the individual software deliverables within the group. ASC 985 requires a company to have VSOE of the selling price to separate deliverables in a multiple deliverable arrangement. The software group contained an element that was not delivered and the Company did not have VSOE for this undelivered element. As such, the entire software group was not recognized in fiscal 2011 as the software element remained undelivered.

We applied the guidance in ASC 605 to the hardware and related services.

Prior to the adoption of ASU 2009-13 and ASU 2009-14, we applied the guidance in ASC 985 to all of our revenue arrangements. Under that software guidance, because there was an undelivered element for which the Company did not have VSOE, the residual method could not be applied and thus the entire arrangement value would have been deferred until the element lacking VSOE was delivered.

9. Share-Based Compensation, page 63

Stock Option Activity, page 65

3.
We note your disclosure that, “In accordance with the provisions of the Company’s stock plans, an equitable adjustment was made to all outstanding option awards to give effect to the December 22, 2010 cash distribution to the Company’s common stockholders. No stock compensation charge was recorded in connection with the adjustment. The above stock option table has been adjusted to reflect the equitable adjustment.” In this regard;

•	Tell us in detail what type of adjustment(s) was made to your outstanding option awards.
•	Tell us why the adjustment did not result in a stock compensation charge.
•
Tell us why the number of option shares outstanding at July 31, 2010 in your Form 10-K for the fiscal year ended July 31, 2010 does not roll forward to the option shares outstanding shown in this current Form 10-K for the fiscal year ended July 31, 2011.

Response:

As noted in the Company’s Form 10-K for the fiscal year ended July 31, 2011, on December 22, 2010, the Company made a cash distribution to its stockholders of $6.50 per share of its common stock, amounting to $185.4 million in the aggregate.  Pursuant to pre-existing provisions in the Company’s stock plans, the Company’s Board of Directors determined that an equitable adjustment to all of the Company’s outstanding stock option awards was required in connection with the December 22, 2010 cash distribution.  In an effort to ensure that the intrinsic value of outstanding stock option awards (represented by the aggregate “spread” between the per share option exercise price and the fair market value of the underlying shares of Company common stock) would be preserved following the cash distribution, the Board of Directors elected to use an exchange ratio to make the required equitable adjustment to the options.  The exchange ratio was determined using the volume average weighted price of the Company’s stock on each of December 22, 2010 (the pre-distribution trading price) and December 23, 2010 (the post-distribution trading price).  As a result, for each outstanding option award under our stock plans, both the per share exercise price and the number of options subject to an award were adjusted as follows:

Mr. Spirgel
United States Securities and Exchange Commission

Number of Shares:  The number of shares subject to each stock option award was adjusted by multiplying the pre-distribution number of shares by a factor, the numerator of which was the pre-distribution trading price and the denominator of which was the post-distribution trading price.

Exercise Price per Share: The exercise price per share for each stock option award was adjusted by dividing the pre-distribution exercise price by that same factor.

In assessing the accounting treatment for the equitable adjustment, we applied the guidance in ASC 718-20-35-6, Compensation-Stock Compensation, which states if “the modification is designed to equalize the fair value of an award before and after an equity restructuring, no incremental compensation cost is recognized.”  The equitable adjustment made by the Company maintained the same fair value of the awards after the cash distribution as before the distribution.  This equitable adjustment was required by an existing provision in the Company’s stock plans and was designed to preserve the fair value of the awards.  Accordingly, the adjustment did not result in any incremental compensation cost.

With regard to the number of stock options outstanding shown in our Form 10-K for the fiscal year ended July 31, 2011, because an exchange ratio methodology was employed to equitably adjust the outstanding stock options in connection with the December 22, 2010 cash distribution, both the per share exercise price and the number of option shares subject to each award were equitably adjusted in accordance with the methodology described above.  As a result, the beginning balance of stock options outstanding appearing in our Form 10-K for the fiscal year ended July 31, 2011 reflects the number of outstanding stock options as adjusted, not the ending balance of stock options outstanding as it appears in our Form 10-K for the fiscal year ended July 31, 2010.

Form 8-K filed February 16, 2012

4.
We note that your press release in Exhibit 99.1 includes a tabular presentation labeled “Unaudited Non-GAAP Consolidated Statements of Operations.” We do not believe it is appropriate to present a full non-GAAP income statement in your filings with us, including your Form 8-K earnings releases. The presentation of a full non-GAAP income statement may attach undue prominence to the non-GAAP information. Please revise in future filings to delete the full non-GAAP income statement presentation. Please refer to Instruction 2 to Item 2.02 of Form 8-K which states that certain provisions of Item 10(e) of Regulation S-K apply to disclosures under Item 2.02. We also refer you to the guidance in Question 102.10 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures dated July 8, 2011.

Response:

The Company acknowledges the Staff's comment.  In future earnings releases, we no longer will include the "Unaudited Non-GAAP Statement of Operations" and will include only a reconciliation of the GAAP measure to the corresponding non-GAAP measure disclosed.

The Company also hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

Mr. Spirgel
United States Securities and Exchange Commission

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any additional information with respect to the Company’s responses, or wish to discuss them further, please contact me at (978) 250-2921.

Sincerely,

/s/ Alan R. Cormier
Alan R. Cormier
General Counsel and Secretary

cc:	Skadden, Arps, Slate, Meagher & Flom, LLP Margaret A. Brown Angela Gomes

United States Securities and Exchange Commission Inessa Kessman Terry French

Sycamore Networks, Inc. Daniel E. Smith Paul F. Brauneis